

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2021

James Todd
Vice President & Corporate Controller
Landstar System Inc.
13410 Sutton Park Drive South
Jacksonville, FL 32224

> **Re: Landstar System Inc.**
> **Form 10-K for the Fiscal Year ended December 26, 2020**
> **Filed February 23, 2021**
> **File No. 000-21238**

Dear Mr. Todd:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation